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Report of Independent Registered Public Accounting Firm

To the Member and Management of Canaccord Genuity LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Canacc.ord Genuity LLC (the Company) as of March 31, 2020 and the related notes (the "consolidated financial statement"). In our opinion , the consolidated financial statement presents fairly, in all material respects the financial position of the Company at March 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

Th.is financial statement is the responsibility of the Company's management. Our responsibility is to express. an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included perfonning procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating th.e accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2006.

May 29, 2020